Exhibit 99.1

November 28, 2024	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: First Majestic Silver Corp (AMENDED _ SEE HIGHLIGHTS)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 25, 2024
Record Date for Voting (if applicable) :	November 25, 2024
Beneficial Ownership Determination Date :	November 25, 2024
Meeting Date :	January 14, 2025
Meeting Location (if available) :	Bennett Jones LLP Suite 2500 - 666 Burrard Street Vancouver, British Columbia V6C 2X8
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	32076V103	CA32076V1031

Sincerely,

Computershare
Agent for First Majestic Silver Corp